[redacted]

SECURI 11022203 SION

plo 9/8

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-42995

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 7/1/10 (MM/DD/YY) AND ENDING 6/30/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Hagen Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2112 Century Park Lane #415
(No. and Street)

Los Angeles	CA	90067
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Tyrone H. Wynfield 310-553-7200
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Edward Richardson Jr., CPA
(Name – *if individual, state last, first, middle name*)

15565 Northland Dr. Suite 508 West Southfield, MI. 48075
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Tyrone H. Wynfield, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Hagen Securities, Inc., as of June 30, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

HOLLY AKIKO VALPARAISO
COMM. #1822635
NOTARY PUBLIC - CALIFORNIA
LOS ANGELES COUNTY
My Comm. Expires Dec. 12, 2012

Tyrone H. Wynfield
Signature

President
Title

Notary Public Holly Akiko Valparaiso

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Edward Richardson Jr., CPA
15565 Northland Dr W Ste 508
Southfield, MI 48075
248-559-4514

Independent Auditor's Report

August 20, 2011

Board of Directors
Hagen Securities, Inc.
2112 Century Bank Unit 415
Los Angeles , CA 90067

I have audited the accompanying balance sheet of Hagen Securities, Inc., as of June 30, 2011, and the related statements of income, retained earnings, changes in stockholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material aspects, the financial position of Hagen Securities, Inc. as of June 30, 2011, and the results of its operations, retained earnings, changes in stockholders equity, and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedules of computation of net capital, computation of basic net capital requirement, computation of aggregate indebtedness, exemptive provisions under rule 15c3-3, statement of changes in liabilities subordinated to the claims of general creditors, and the reconciliation of the computation of net capital under rule 15c3-1, are presented for additional analysis and are not a required part of the basic financial statements, but are supplementary information required by rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects to the basic financial statements taken as a whole.

Further, there were no material differences in the net amount reported as Net Capital in the audited Computation of Net Capital and the broker-dealer's corresponding Unaudited Part IIA of the Focus report required under Rule 15c3-1.

Edward Richardson Jr. CPA

Edward Richardson Jr., CPA

Hagen Securities, Inc.
BALANCE SHEET
As of June 30, 2011

ASSETS

CURRENT ASSETS		
Cash In Bank	$	19,056.00
Savings		86,814.00
Prepaid Expenses		1,774.00
Total Current Assets		107,644.00
PROPERTY AND EQUIPMENT		
Transportation Equipment		63,000.00
Less: Accumulated Depreciation		(28,486.00)
Net Property and Equipment		34,514.00
OTHER ASSETS		
Other Assets		4,999.00
Total Other Assets		4,999.00
TOTAL ASSETS	$	147,157.00

The footnotes are an integral part of the financial statements.

Hagen Securities, Inc.
BALANCE SHEET
As of June 30, 2011

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES	
Accrued Liabilities	$ 351.00
Total Current Liabilities	351.00
LONG-TERM LIABILITIES	
Total Liabilities	351.00
STOCKHOLDERS' EQUITY	
Capital Stock, no par value, 100,000 shares authorized, 10,000 shares issued and outstanding	10,000.00
Retained Earnings	136,806.00
Total Stockholders' Equity	146,806.00
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 147,157.00

The footnotes are an integral part of the financial statements.

Hagen Securities, Inc.

		12 Months Ended June 30, 2011
Revenues		
Commissions Earned	$	117,056.00
Interest Income		785.00
Dividend Income		253.00
Miscellaneous Income		4,000.00
Total Revenues		122,094.00
Operating Expenses		
Employee compensation and ben		48,517.00
Floor brokerage, exchange, and c		2,621.00
Communications and data proces		1,717.00
Interest and dividends		257.00
Occpancy		15,000.00
Other expenses		53,941.00
Total Operating Expenses		122,053.00
Operating Income (Loss)		41.00
Net Income (Loss)	$	41.00

The footnotes are an integral part of the financial statements.

Hagen Securities, Inc.
STATEMENT OF RETAINED EARNINGS

		12 Months Ended June 30, 2011
Beginning of Period	$	136,765.00
Plus: Net Income	$	41.00
Less: Dividends Paid		0.00
RETAINED EARNINGS END OF PERIOD	$	136,806.00

The footnotes are an integral part of the financial statements.

Hagen Securities, Inc.
STATEMENT OF CASH FLOWS
For the 12 months Ended June 30, 2011

		2011
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income (Loss)	$	41.00
Adjustments to reconcile Net Income (Loss) to net Cash provided by (used in) operating activities:		
Losses (Gains) on sales of Fixed Assets		0.00
Decrease (Increase) in Operating Assets:		
Other		(852.00)
Increase (Decrease) in Operating Liabilities:		
Accrued Liabilities		284.00
Total Adjustments		(568.00)
Net Cash Provided Bv (Used in) Operating Activities		(527.00)
CASH FLOWS FROM INVESTING ACTIVITIES		
Proceeds From Sale of Fixed Assets		0.00
Net Cash Provided Bv (Used In) Investing Activities		0.00
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds From Sale of Stock		0.00
Treasury Stock		0.00
Net Cash Provided By (Used In) Financing Activities		0.00
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		(527.00)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD		106,397.00
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$	105,870.00

The footnotes are an integral part of the financial statements.

HAGEN SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED JUNE 30, 2011

	Common Stock		Preferred Stock		Paid-in Capital		Treasury Stock		Retained Earnings	Total Stockholder's Equity
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Amount	Amount
Balance at July 1, 2010	10,000	$ 10,000	$ -	$ -	-	$ -	-	$ -	$ 136,765	$ 146,765
Net Income	-	-	-	-	-	-	-	-	41	41
Capital Transactions	-	-	-	-	-	-	-	-	-	-
Prior Period Adjustments	-	-	-	-	-	-	-	-	-	-
Balance at June 30, 2011	10,000	$ 10,000	$ -	$ -	-	$ -	-	$ -	$ 136,806	$ 146,806

The footnotes are an integral part of the financial statements.

HAGEN SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
June 30, 2011

NOTE A – SUMMARY OF ACCOUNTING POLICIES

Accounting principles followed by the Company and the methods of applying those principles which materially affect the determination of financial position, results of operation and cash flows are summarized below:

Organization

Hagen Securities, Inc. (the Company) was incorporated in the State of California effective August 9, 1990. The Company has adopted a fiscal year ending June 30.

Description of Business

The Company, located in Los Angeles, CA is a broker and dealer in securities registered with the Securities and Exchanges Commission ("SEC") and is a member of FINRA. The Company operates under SEC Rule 15c3-3(k)(1), which provides an exemption for limited business.

Basis of Accounting

The financial statements of the Corporation have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables, and other liabilities.

Cash and Cash Equivalents

The Company considers as cash all short-term investments with an original maturity of three months or less to be cash equivalents.

Accounts Receivable – Recognition of Bad Debt

The Corporation considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

Revenue Recognition

Commission revenues are recorded by the Company on confirmation of investment by the investment company.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents. All of the Company's cash and cash equivalents are held at high credit quality financial institutions.

Fair Value of Financial Instruments

Financial instruments that are subject to fair value disclosure requirements are carried in the financial statements at amount that approximate fair value and include cash and cash equivalents. Fair values are based on quoted market prices and assumptions concerning the amount and timing of estimated future cash flows and assumed discount rates reflecting varying degrees of perceived risk.

Comprehensive Income

Statement of Financial Accounting Standards (SFAS) No. 130, Reporting Comprehensive Income, establishes requirements for disclosure of Comprehensive Income that includes certain items previously not included in the statement of income, including unrealized gains and losses on available-for-sales securities and foreign currency translation adjustment among others. During the year ended December 31, 2009, the Company did not have any components of Comprehensive Income to report.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Business Risk Concentration

The Company's revenue is deprived primarily from commissions related to the sale of private and public non-traded offerings in the real state and oil and gas industries.

Income Taxes

Federal and State corporate income taxes are calculated based on the statutory rates applicable. Prepaid or deferred income taxes which result from timing differences in the recognition of income and expenses for income tax purposes versus financial statement purposes have been recognized.

Retirement Plan

The company maintains a SEP-IRA retirement plan for the Company's sole owner-employee. The Company made no contribution in the fiscal year ended June 30, 2011.

NOTE B – NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-3 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

NOTE C – CASH

The Company held $19,056.00 in several bank accounts as well as $86,814.00 in several certificates of deposit. The interest rates on the certificates of deposits, were 0.55% and 1.01%. The maturities were six and eight months.

NOTE D – PREPAID EXPENSES

The Prepaid Expenses were comprised of prepaid insurance, regulatory fees, and other miscellaneous items.

NOTE E – PROPERTY AND EQUIPMENT

The Company used tax rules for the purpose of calculating depreciation expense. This practice is a violation of GAAP.

NOTE F – OTHER ASSETS

In April, 2004, the Company purchased 2,777.7778 shares of G REITt, Inc. for $25,000.00. G REIT, Inc. is a public but untraded real estate investment trust. The investment is recorded at historical cost, net of principal distributions received by the Company since its initial investment. The current amount carried on the books is $4,174.00. Deferred income taxes amounted to $824.00. Temporary differences that give rise to the deferred tax payable consist primarily of differences between income tax and financial statement treatment of depreciation.

NOTE G – ACCRUED LIABILTIES

The accrued liabilities included payroll tax payable ($56.00), and deferred tax payable ($294.00)

NOTE H – LEASES

The company paid $15,000.00 for the lease of its office space.

NOTE I – INTEREST EXPENSE

The Company paid $257.00 in interest expense to various creditors.

NOTE J – SIPC RECONCILIATION

Due to the limited volume of revenue the Company is exempt from filing the SIPC Reconciliation.

NOTE K – RELATED PARTY TRANSACTIONS

The Company leases office space from its principal shareholder, Tye Wynfield. During the year ended June 30, 2011, the Company paid $15,000.00 under this arrangement. In addition, the Company receives $4,000.00 from the principal shareholder for an auto reimbursement.

Supplementary Information

Supplementary

Pursuant to rule 17a-5 of the

Securities and Exchange Act of 1934

As of and for the Year Ended June 30, 2011

Hagen Securities, Inc.
Supplemental Schedules Required by Rule 17a-5
As of and for the year ended June 30, 2011

Computation of Net Capital

Total Stockholder's equity:		$ 146,806.00
Nonallowable assets:		
Prepaids	1,723.00	
Accounts receivable – other	51.00	(1,774.00)
Other Charges	39,513.00	
Haircuts	324.34	
Undue Concentration	0.00	(39,837.34)
Net allowable capital		$ 105,558.00

Computation of Basic Net Capital Requirement

Minimum net capital required as a percentage of aggregate indebtedness	$ 23.41
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000.00
Net capital requirement	$ 5,000.00
Excess net capital	$ 100,194.66

Computation of Aggregate Indebtedness

Total Aggregate Indebtedness	$ 351.00
Percentage of aggregate indebtedness to net capital	00.33%

Reconciliation of the Computation of Net Capital Under Rule 15c3-1

Computation of Net Capital reported on FOCUS IIA as of June 30, 2011	$ 105,558.00
Adjustments:	
Change in Equity (Adjustments)	0.00
Change in Non-Allowable Assets	(1,774.00)
Change in Haircuts	1,411.00
Change in Undue Concentration	0.00
NCC per Audit	105,195.00
Reconciled Difference	$ (0.00)

Hagen Securities, Inc.
Supplemental Schedules Required by Rule 17a-5
As of and for the year ended June 30, 2011

Exemptive Provisions Rule 15c3-3

The Company is exempt from Rule 15c3-3 pursuant to exemption (k)(1); limited business.

Statement of Changes in Liabilities Subordinated to the Claims of General Creditors

Balance of such claims at July 1, 2010	$ -
Additions	-
Reductions	-
Balance of such claims at June 30, 2011	$ -

See accountant's audit report

REPORT ON INTERNAL CONTROL

For the year ended June 30, 2011

Edward Richardson, Jr., CPA
15565 Northland Suite 508 West
Southfield, MI. 48075

August 20, 2011

Board of Directors
Hagen Securities, Inc.
2112 Century Bank, Unit 415
Los Angeles, CA 90067

In planning and performing my audit of the financial statements and supplemental schedules of Hagen Securities, Inc. for the year ended June 30, 2011, I considered its internal control, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements, and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the company, including tests of such practices and procedures that I considered relevant to the objective stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.
2. Recordation of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control, and the practices and procedures referred to the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraphs and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance, that assets for which the Company has responsibility are safeguarded against loss from unauthorized use of disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection or any evaluation of them

to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.
My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted the following condition that I consider to be a material weakness as defined above.

> Only one person is responsible for all accounting and reporting functions. Accordingly, there is no segregation of duties. Due to the size of the Company, management does not feel it is cost-effective to change this condition.

I understand that practices and procedures that accomplish the objectives referred to in the preceding paragraphs of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and my study, I believe that the Company's practices and procedures were adequate at June 30, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC and the regulatory agencies that rely on rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

Edward Richardson Jr CPA

Edward Richardson, Jr., CPA

HAGEN SECURITIES, INC.
AUDIT REPORT
June 30, 2011

Hagen Securities, Inc.

Financial Statements and Supplemental Schedules Required by the Securities and Exchange Commission

For the Year Ended June 30, 2011
(With Independent Auditor's Report Thereon)
and
Supplemental Report on Internal Control

June 30, 2011

HAGEN SECURITIES, INC.
June 30, 2011

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